Exhibit 99.1

Contact:

MicroStrategy Incorporated

Shirish Jajodia

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

First Quarter 2022 Financial Results

TYSONS CORNER, Va., May 3, 2022 - MicroStrategy® Incorporated (Nasdaq: MSTR) (“MicroStrategy”), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended March 31, 2022 (the first quarter of its 2022 fiscal year).

“We continued to see strong results across both of our corporate strategies in the first quarter of 2022. We had an increase in Cloud revenue and billings, with growing adoption of the MicroStrategy platform by new and existing customers,” said Michael J. Saylor, CEO, MicroStrategy.

“We also furthered our position as the leading public company investor in bitcoin through the issuance of our first bitcoin-backed term loan. We have demonstrated that our bitcoin can be productively used as collateral in capital raising transactions, which allows us to further execute against our business strategy. Today, MicroStrategy is the world’s largest publicly traded corporate owner of bitcoin with over 129,200 bitcoins.”

First Quarter 2022 Financial Highlights

•

Revenues: Total revenues for the first quarter of 2022 were $119.3 million, a 2.9% decrease, or a 0.4% decrease on a non-GAAP constant currency basis, compared to the first quarter of 2021. Product licenses and subscription services revenues for the first quarter of 2022 were $29.4 million, a 6.2% decrease, or a 4.0% decrease on a non-GAAP constant currency basis, compared to the first quarter of 2021. Product support revenues for the first quarter of 2022 were $67.2 million, a 5.0% decrease, or a 2.5% decrease on a non-GAAP constant currency basis, compared to the first quarter of 2021. Other services revenues for the first quarter of 2022 were $22.8 million, an 8.7% increase, or a 12.5% increase on a non-GAAP constant currency basis, compared to the first quarter of 2021.

•

Gross Profit: Gross profit for the first quarter of 2022 was $93.6 million, representing a 78.5% gross margin, compared to a gross profit of $100.4 million, representing a gross margin of 81.7%, for the first quarter of 2021.

•

Operating Expenses: Operating expenses for the first quarter of 2022 were $263.6 million, a 7.0% decrease compared to the first quarter of 2021. Operating expenses include impairment losses on MicroStrategy’s digital assets, which were $170.1 million during the first quarter of 2022, compared to $194.1 million in the first quarter of 2021.

•

Loss from Operations and Net Loss: Loss from operations for the first quarter of 2022 was $170.0 million, compared to $183.2 million for the first quarter of 2021. Net loss for the first quarter of 2022 was $130.8 million, or $11.58 per share on a diluted basis, as compared to $110.0 million, or $11.40 per share on a diluted basis, for the first quarter of 2021. Digital asset impairment charges of $170.1 million and $194.1 million for the first quarter of 2022 and 2021, respectively, were reflected in these amounts.

•	Cash and Cash Equivalents: As of March 31, 2022, MicroStrategy had cash and cash equivalents of $92.7 million, as compared to $63.4 million as of December 31, 2021, an increase of $29.3 million.
•

Digital Assets: As of March 31, 2022, the carrying value of MicroStrategy’s digital assets (comprised of approximately 129,218 bitcoins) was $2.896 billion, which reflects cumulative impairment losses of $1.071 billion since acquisition and an average carrying amount per bitcoin of approximately $22,409. As of March 31, 2022, the original cost basis and market value of MicroStrategy’s bitcoin were $3.967 billion and $5.893 billion, respectively, which reflects an average cost per bitcoin of approximately $30,700 and a market price per bitcoin of $45,602.79, respectively. Additional information on MicroStrategy’s digital asset holdings is included in the “Digital Assets – Additional Information” tables at the end of this press release.

•

Secured Term Loan: In March 2022, MacroStrategy LLC (“MacroStrategy”), a wholly-owned subsidiary of MicroStrategy, entered into a Credit and Security Agreement with Silvergate Bank, pursuant to which Silvergate Bank issued a $205.0 million term loan to MacroStrategy (the “2025 Secured Term Loan”). The 2025 Secured Term Loan is not guaranteed by any party.  The 2025 Secured Term Loan is a senior secured obligation of MacroStrategy and bears interest at a floating rate equal to the Secured

Overnight Financing Rate 30 Day Average as published by the Federal Reserve Bank of New York’s website plus 3.70%, with a floor of 3.75%, and is payable monthly in arrears beginning May 2022. The 2025 Secured Term Loan will mature on March 23, 2025, unless earlier prepaid or repaid in accordance with its terms. The total net proceeds from the 2025 Secured Term Loan, after deducting lender fees and third-party costs, were approximately $204.6 million. The 2025 Secured Term Loan is collateralized by bitcoin held with a third-party custodian and by a $5.0 million cash reserve account with Silvergate Bank. MacroStrategy is required to maintain a Loan to collateral value ratio (“LTV Ratio”) of 50% or less (not including the cash reserve). As of March 31, 2022, approximately 19,466 of the bitcoins held by MacroStrategy serve as part of the collateral for the 2025 Secured Term Loan. As of March 31, 2022 the net carrying value of the 2025 Secured Term Loan was $204.6 million, net of unamortized issuance costs, and was classified as a long-term liability in the “Long-term debt, net” line item in MicroStrategy’s Consolidated Balance Sheets.

The tables provided at the end of this press release include a reconciliation of the most directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) to non-GAAP financial measures for the three months ended March 31, 2022 and 2021. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in MicroStrategy’s “Q1 2022 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

MicroStrategy Names Andrew Kang Chief Financial Officer

MicroStrategy also announced today that it has appointed Andrew Kang as its new Senior Executive Vice President & Chief Financial Officer, effective as of his start date with MicroStrategy, which is expected to be on or about May 9, 2022.   Phong Le will continue serving as MicroStrategy’s Chief Financial Officer until Mr. Kang’s start date, after which Mr. Le will continue as MicroStrategy’s President.

Mr. Kang previously served as Executive Vice President and Chief Financial Officer of Greensky, Inc., a leading U.S.-based technology company enabling frictionless promotional finance at the point of sale for merchants, consumers and bank partners, since September 2020. Prior to Greensky, Mr. Kang served as Corporate Treasurer for Santander Holdings USA, the $150 billion U.S. bank holding company under Banco Santander S.A., and Executive Vice President for Santander Consumer USA, a full spectrum auto finance company. Previously, Mr. Kang held positions in finance and treasury at Exeter Finance, HSBC Finance, Capital One and Thomson Reuters. Mr. Kang received his Bachelor of Arts in Biology and post-baccalaureate certification in Accounting, both from the University of Virginia.

“We are excited to welcome Andrew to our management team.  Andrew has extensive finance leadership and capital markets experience, making him an excellent choice as MicroStrategy’s next Chief Financial Officer,” said Mr. Saylor. “I believe he will make significant contributions to our business as we continue to execute on MicroStrategy’s enterprise software and bitcoin strategies.”

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP loss from operations that excludes the impact of share-based compensation expense, (ii) non-GAAP net loss and non-GAAP diluted loss per share that exclude the impact of share-based compensation expense, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and related income tax effects, and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis. The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impact of (i) share-based compensation expense, (ii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and (iii) related income tax effects. The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis. MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its first quarter 2022 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. ET. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event. An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere and (2) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: fluctuations in the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price of bitcoin below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on any sales of bitcoins; changes in the accounting treatment relating to the Company’s bitcoin holdings; changes in securities laws or other laws or regulations, or the adoption of new laws or regulations, relating to bitcoin that adversely affect the price of bitcoin or the Company’s ability to transact in or own bitcoin; a decrease in liquidity in the markets in which bitcoin is traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud or other circumstances or events that result in the loss of the Company’s bitcoins; the level and terms of the Company’s substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company’s new product offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; impacts of the COVID-19 pandemic; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended
	March 31,
	2022	2021
	(unaudited)	(unaudited)
Revenues
Product licenses	$16,513	$21,280
Subscription services	12,845	10,026
Total product licenses and subscription services	29,358	31,306
Product support	67,151	70,649
Other services	22,768	20,947
Total revenues	119,277	122,902

Cost of revenues
Product licenses	477	488
Subscription services	5,410	3,628
Total product licenses and subscription services	5,887	4,116
Product support	5,191	4,812
Other services	14,599	13,621
Total cost of revenues	25,677	22,549

Gross profit	93,600	100,353

Operating expenses
Sales and marketing	33,240	38,198
Research and development	33,523	29,483
General and administrative	26,706	21,729
Digital asset impairment losses	170,091	194,095
Total operating expenses	263,560	283,505

Loss from operations	(169,960)	(183,152)
Interest expense, net	(11,039)	(2,396)
Other income, net	2,225	1,264
Loss before income taxes	(178,774)	(184,284)
Benefit from income taxes	(48,023)	(74,264)
Net loss	$(130,751)	$(110,020)

Basic loss per share (1):	$(11.58)	$(11.40)
Weighted average shares outstanding used in computing basic loss per share	11,289	9,647

Diluted loss per share (1):	$(11.58)	$(11.40)
Weighted average shares outstanding used in computing diluted loss per share	11,289	9,647

(1)	Basic and fully diluted loss per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	March 31,	December 31,
	2022	2021*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$92,677	$63,356
Restricted cash	6,265	1,078
Accounts receivable, net	126,930	189,280
Prepaid expenses and other current assets	21,116	14,251
Total current assets	246,988	267,965

Digital assets	2,895,619	2,850,210
Property and equipment, net	35,680	36,587
Right-of-use assets	64,637	66,760
Deposits and other assets	18,181	15,820
Deferred tax assets, net	377,282	319,782
Total Assets	$3,638,387	$3,557,124

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$44,388	$46,084
Accrued compensation and employee benefits	43,726	54,548
Accrued interest	10,544	1,493
Deferred revenue and advance payments	206,217	209,860
Total current liabilities	304,875	311,985

Long-term debt, net	2,361,865	2,155,151
Deferred revenue and advance payments	8,236	8,089
Operating lease liabilities	73,956	76,608
Other long-term liabilities	26,347	26,224
Deferred tax liabilities	109	109
Total liabilities	2,775,388	2,578,166

Stockholders’ Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 18,018 shares issued and 9,334 shares outstanding, and 18,006 shares issued and 9,322 shares outstanding, respectively	18	18
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	1,743,944	1,727,143
Treasury stock, at cost; 8,684 shares	(782,104)	(782,104)
Accumulated other comprehensive loss	(9,552)	(7,543)
(Accumulated deficit) retained earnings	(89,309)	41,442
Total Stockholders’ Equity	862,999	978,958
Total Liabilities and Stockholders’ Equity	$3,638,387	$3,557,124

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2022	2021
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(130,751)	$(110,020)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,691	2,782
Reduction in carrying amount of right-of-use assets	1,994	2,086
Credit losses and sales allowances	272	(172)
Deferred taxes	(57,445)	(76,759)
Share-based compensation expense	14,394	7,711
Digital asset impairment losses	170,091	194,095
Amortization of issuance costs on long-term debt	2,129	1,172
Changes in operating assets and liabilities:
Accounts receivable	8,183	6,774
Prepaid expenses and other current assets	(2,838)	(2,919)
Deposits and other assets	(5,801)	(62)
Accounts payable and accrued expenses	(2,041)	(4,632)
Accrued compensation and employee benefits	(12,735)	(3,810)
Accrued interest	9,051	1,219
Deferred revenue and advance payments	48,895	47,606
Operating lease liabilities	(2,382)	(2,458)
Other long-term liabilities	(25)	90
Net cash provided by operating activities	43,682	62,703

Investing activities:
Purchases of digital assets	(215,500)	(1,086,375)
Purchases of property and equipment	(641)	(447)
Net cash used in investing activities	(216,141)	(1,086,822)

Financing activities:
Proceeds from convertible senior notes	0	1,050,000
Issuance costs paid for convertible senior notes	0	(24,596)
Proceeds from secured term loan, net of lender fees	204,693	0
Proceeds from exercise of stock options	288	23,854
Proceeds from sales under employee stock purchase plan	2,805	0
Payment of withholding tax on vesting of restricted stock units	(495)	0
Net cash provided by financing activities	207,291	1,049,258

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(324)	(2,160)
Net increase in cash, cash equivalents, and restricted cash	34,508	22,979
Cash, cash equivalents, and restricted cash, beginning of period	64,434	60,759
Cash, cash equivalents, and restricted cash, end of period	$98,942	$83,738

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended
	March 31,
	2022	2021
	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$16,513	$21,280
Subscription services	12,845	10,026
Total product licenses and subscription services	29,358	31,306
Product support	67,151	70,649
Other services:
Consulting	21,435	19,711
Education	1,333	1,236
Total other services	22,768	20,947
Total revenues	119,277	122,902

Cost of revenues
Product licenses and subscription services:
Product licenses	477	488
Subscription services	5,410	3,628
Total product licenses and subscription services	5,887	4,116
Product support	5,191	4,812
Other services:
Consulting	13,300	12,332
Education	1,299	1,289
Total other services	14,599	13,621
Total cost of revenues	25,677	22,549

Gross profit	$93,600	$100,353

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

ROLLFORWARD OF BITCOIN HOLDINGS

(unaudited)

	Source of Capital Used to Purchase Bitcoin	Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held *	Approximate Average Purchase Price Per Bitcoin
Balance at December 31, 2020		$1,125,000	$(70,698)	$1,054,302	70,469	$15,964
Digital asset purchases	(a)	1,086,375		1,086,375	20,857	52,087
Digital asset impairment losses			(194,095)	(194,095)
Balance at March 31, 2021		$2,211,375	$(264,793)	$1,946,582	91,326	$24,214
Digital asset purchases	(b)	529,231		529,231	13,759	38,464
Digital asset impairment losses			(424,774)	(424,774)
Balance at June 30, 2021		$2,740,606	$(689,567)	$2,051,039	105,085	$26,080
Digital asset purchases	(c)	419,865		419,865	8,957	46,876
Digital asset impairment losses			(65,165)	(65,165)
Balance at September 30, 2021		$3,160,471	$(754,732)	$2,405,739	114,042	$27,713
Digital asset purchases	(d)	591,058		591,058	10,349	57,113
Digital asset impairment losses			(146,587)	(146,587)
Balance at December 31, 2021		$3,751,529	$(901,319)	$2,850,210	124,391	$30,159
Digital asset purchases	(e)	215,500		215,500	4,827	44,645
Digital asset impairment losses			(170,091)	(170,091)
Balance at March 31, 2022		$3,967,029	$(1,071,410)	$2,895,619	129,218	$30,700

*MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy.  References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)

In the first quarter of 2021, MicroStrategy purchased bitcoin using $1.026 billion in net proceeds from its issuance of its 0% Convertible Senior Notes due 2027 (the “2027 Convertible Notes” and, together with the 0.750% Convertible Senior Notes due 2025, the “Convertible Notes”) and excess cash.

(b)	In the second quarter of 2021, MicroStrategy purchased bitcoin using $487.2 million in net proceeds from its issuance of its 6.125% Senior Secured Notes due 2028 and excess cash.
(c)

In the third quarter of 2021, MicroStrategy purchased bitcoin using $399.5 million in net proceeds from its sale of 555,179 shares of class A common stock offered under an Open Market Sale Agreement (the “Open Market Sale Agreement”) with Jefferies LLC, as agent, and excess cash.

(d)

In the fourth quarter of 2021, MicroStrategy purchased bitcoin using $591.0 million in net proceeds from its sale of 858,588 shares of class A common stock offered under the Open Market Sale Agreement and excess cash.

(e)	In the first quarter of 2022, MicroStrategy purchased bitcoin using $190.5 million of the net proceeds from the issuance of the 2025 Secured Term Loan and excess cash.

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

MARKET VALUE OF BITCOIN HOLDINGS

(unaudited)

	Approximate Number of Bitcoins Held at End of Quarter *	Lowest Market Price Per Bitcoin During Quarter (a)	Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Quarter (c)	Market Value of Bitcoin Held at End of Quarter Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Quarter (e)	Market Value of Bitcoin Held at End of Quarter Using Ending Market Price (in thousands) (f)
December 31, 2020	70,469	$10,363.76	$730,324	$29,321.90	$2,066,285	$29,181.00	$2,056,356
March 31, 2021	91,326	$27,678.00	$2,527,721	$61,788.45	$5,642,892	$58,601.28	$5,351,820
June 30, 2021	105,085	$28,800.00	$3,026,448	$64,899.00	$6,819,911	$34,763.47	$3,653,119
September 30, 2021	114,042	$29,301.56	$3,341,609	$52,944.96	$6,037,949	$43,534.56	$4,964,768
December 31, 2021	124,391	$42,333.00	$5,265,844	$69,000.00	$8,582,979	$45,879.97	$5,707,055
March 31, 2022	129,218	$32,933.33	$4,255,579	$48,240.00	$6,233,476	$45,602.79	$5,892,701

*MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy.  References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)

The "Lowest Market Price Per Bitcoin During Quarter" represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.

(b)

The "Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price" represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

(c)

The "Highest Market Price Per Bitcoin During Quarter" represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.

(d)

The "Market Value of Bitcoin Held at End of Quarter Using Highest Market Price" represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

(e)	The "Market Price Per Bitcoin at End of Quarter" represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter.
(f)

The "Market Value of Bitcoin Held at End of Quarter Using Ending Market Price" represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (MicroStrategy’s principal market for bitcoin) in each scenario defined above multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period. The SEC has previously stated that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of MicroStrategy’s bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) MicroStrategy may not be able to sell its bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (its principal market) on the date of sale, or at all.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

LOSS FROM OPERATIONS

(in thousands)

	Three Months Ended
	March 31,
	2022	2021
	(unaudited)	(unaudited)
Reconciliation of non-GAAP loss from operations:
Loss from operations	$(169,960)	$(183,152)
Share-based compensation expense	14,394	7,711
Non-GAAP loss from operations	$(155,566)	$(175,441)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET LOSS AND DILUTED LOSS PER SHARE

(in thousands, except per share data)

	Three Months Ended
	March 31,
	2022	2021
	(unaudited)	(unaudited)
Reconciliation of non-GAAP net loss:
Net loss	$(130,751)	$(110,020)
Share-based compensation expense	14,394	7,711
Interest expense arising from amortization of debt issuance costs	2,129	1,172
Income tax effects (1)	(3,444)	(23,737)
Non-GAAP net loss	$(117,672)	$(124,874)

Reconciliation of non-GAAP diluted loss per share (2):
Diluted loss per share	$(11.58)	$(11.40)
Share-based compensation expense (per diluted share)	1.28	0.80
Interest expense arising from amortization of debt issuance costs (per diluted share)	0.19	0.12
Income tax effects (per diluted share)	(0.31)	(2.46)
Non-GAAP diluted loss per share	$(10.42)	$(12.94)

(1)Income tax effects reflect the net tax effects of share-based compensation expense, which includes tax benefits on exercises of stock options and vesting of share-settled restricted stock units, and interest expense for amortization of debt issuance costs.

(2)For reconciliation purposes, the non-GAAP diluted earnings (loss) per share calculations use the same weighted average shares outstanding as that used in the GAAP diluted earnings (loss) per share calculations for the same period. For example, in periods of GAAP net loss, otherwise dilutive potential shares of common stock from MicroStrategy’s share-based compensation arrangements and Convertible Notes are excluded from the GAAP diluted loss per share calculation as they would be antidilutive, and therefore are also excluded from the non-GAAP diluted earnings or loss per share calculation.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	March 31,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2022	2022	2022	2021	2022	2022
Revenues
Product licenses	$16,513	$(488)	$17,001	$21,280	-22.4%	-20.1%
Subscription services	12,845	(205)	13,050	10,026	28.1%	30.2%
Total product licenses and subscription services	29,358	(693)	30,051	31,306	-6.2%	-4.0%
Product support	67,151	(1,699)	68,850	70,649	-5.0%	-2.5%
Other services	22,768	(802)	23,570	20,947	8.7%	12.5%
Total revenues	119,277	(3,194)	122,471	122,902	-2.9%	-0.4%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues. It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	March 31,	December 31,	March 31,
	2022	2021*	2021
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$1,090	$993	$195
Deferred subscription services revenue	34,185	35,589	25,689
Deferred product support revenue	166,119	166,477	167,282
Deferred other services revenue	4,823	6,801	5,814
Total current deferred revenue and advance payments	$206,217	$209,860	$198,980

Non-current:
Deferred product licenses revenue	$80	$68	$67
Deferred subscription services revenue	2,153	1,064	8,317
Deferred product support revenue	5,368	6,203	5,401
Deferred other services revenue	635	754	732
Total non-current deferred revenue and advance payments	$8,236	$8,089	$14,517

Total current and non-current:
Deferred product licenses revenue	$1,170	$1,061	$262
Deferred subscription services revenue	36,338	36,653	34,006
Deferred product support revenue	171,487	172,680	172,683
Deferred other services revenue	5,458	7,555	6,546
Total current and non-current deferred revenue and advance payments	$214,453	$217,949	$213,497

*	Derived from audited financial statements.